Exhibit 1

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
as of June 30, 2025
(Unaudited)

IN U.S. DOLLARS

SUPERCOM LTD.
CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2025	December 31, 2024
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	15,030	3,150
Restricted bank deposits	390	388
Trade receivable, net	19,826	12,767
Other accounts receivable and prepaid expenses	2,019	2,153
Inventories, net (Note 3)	2,634	2,521
Patents	5,283	5,283
Total current assets	45,182	26,262

LONG-TERM ASSETS
Deferred tax long-term	919	919
Property and equipment, net	4,056	3,261
Other intangible assets, net (Note 4)	5,687	5,638
Other non-current assets	2,213	2,213
Goodwill	7,026	7,026
Operating lease right-of-use asset	396	605
Total non-current assets	20,297	19,662

TOTAL ASSETS	65,479	45,924

CURRENT LIABILITIES
Trade payables	1,137	878
Employees and payroll accruals	1,231	1,165
Accrued expenses and other liabilities	668	470
Deferred revenue	564	366
Short-term loan and other	791	868
Total current liabilities	4,391	3,747

LONG-TERM LIABILITIES
Long-term loan	23,618	29,748
Deferred revenue	49	444
Deferred tax liability LT	170	170
Operating lease liabilities	-	118
Total non-current liabilities	23,837	30,480

SHAREHOLDERS' EQUITY:
Ordinary shares	64,340	29,238
Additional paid-in capital	73,878	88,746
Accumulated deficit	(100,967)	(106,287)
Total shareholders' equity	37,251	11,697

Total Liabilities and Shareholders' Equity	65,479	45,924

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six Months Ended June 30
	2025	2024
	Unaudited	Unaudited
REVENUES	14,188	14,397

COST OF REVENUES	5,510	6,867

GROSS PROFIT	8,678	7,530

OPERATING EXPENSES
Research and development, net	1,813	1,900
Sales and marketing	1,362	1,210
General and administration	3,056	2,748
Other expenses	129	570
Total operating expenses	6,360	6,428

OPERATING (LOSS) INCOME	2,318	1,102

FINANCIAL INCOME (EXPENSE), NET	3,002	1,443

PROFIT BEFORE INCOME TAX	5,320	2,545

INCOME TAX BENEFIT	-	418

NET PROFIT FOR THE PERIOD	5,320	2,963

NET PROFIT PER SHARE

Basic	1.32	2.26

Diluted	1.32	1.19

Weighted average number of ordinary shares used in computing basic net loss per share	4,027,217	1,311,924

Weighted average number of ordinary shares used in computing diluted net loss per share	4,044,817	2,483,714

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2022	210,316	3,057	103,000	(102,926)	3,131
Changes during the six months ended June 30, 2023 (unaudited):
Net loss	-	-	-	(2,590)	(2,590)
Exercise of options and debt conversion	22,027	301	424	-	725
Share Issuance	46,410	1,552	649	-	2,201

Balance as of June 30, 2023 (unaudited)	278,753	4,910	104,073	(105,516)	3,467

Balance as of December 31, 2023	664,552	9,094	102,670	(106,948)	4,816
Changes during the six months ended June 30, 2023 (unaudited):
Net profit	-	-	-	2,963	2,963
Exercise of options and debt conversion	901,086	7,415	(4,140)	-	3,275
Share Issuance	405,808	5,460	(2,707)	-	2,753

Balance as of June 30, 2024 (unaudited)	1,971,446	21,970	95,822	(103,985)	13,807

Balance as of December 31, 2024	2,172,855	29,238	88,746	(106,287)	11,697
Changes during the six months ended June 30, 2025 (unaudited):
Net profit	-	-	-	5,320	5,320
Stock based compensation	-	-	223	-	223
Exercise of options and debt conversion	1,030,098	14,421	(10,065)	-	4,356
Share Issuance	1,480,553	20,681	(5,026)	-	15,655

Balance as of June 30, 2025 (unaudited)	4,683,506	64,340	73,878	(100,967)	37,251

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six Months Ended June 30
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities:

Net profit	5,320	2,963

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,726	1,477
Increase in trade receivables, net	(7,058)	(3,167)
Increase in other accounts receivable and prepaid expenses	134	(38)
Increase (decrease) in inventories, net	(113)	(279)
Increase (decrease) in trade payables	259	462
Decrease (increase) in deferred tax	-	(418)
Increase (decrease) in employees and payroll accruals	66	106
Increase (decrease) in long-term loan and other debt	(2,539)	(1,643)
Stock-based compensation	223	-
Increase (decrease) in accrued expenses and other liabilities	8	(413)
Change in fair value of derivative warrants liability	(202)	-
Net cash used in operating activities	(2,176)	(950)

Cash flows from investing activities:
Purchase of property and equipment	(1,420)	(611)
Decrease (increase) in severance pay fund	-	-
Capitalization of software development costs	(941)	(574)
Net cash provided by (used in) investing activities	(2,361)	(1,185)

Cash flows from financing activities:
Proceed from Issuance of share capital, and exercise of options and warrants, net	16,420	2,753
Related parties	-	(100)
Net cash provided by (used in) financing activities	16,420	2,653

Increase (decrease) in cash, cash equivalents and restricted cash	11,883	518
Cash, cash equivalents and restricted cash at the beginning of the year	3,538	5,577

Cash, cash equivalents and restricted cash at the end of the period	15,420	6,095

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, unless otherwise indicated.)

NOTE 1:  GENERAL

a.
Founded in 1988, SuperCom Ltd. is a global provider of traditional and digital identity solutions, advanced Internet of Things ( “IoT”) and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world. In these consolidated financial statements all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries, unless the context otherwise provides.

We are comprised of three main Strategic Business Units (SBU): e-Gov, IoT and Connectivity, and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and lands.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System (LIS).

IoT and Connectivity

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IoT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities; (iv) Smart Campus; and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suite of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc. (“ LCA”). LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Connectivity

In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Cyber Security

During 2015, we identified the cyber security market as a very fast-growing market where we believe that SuperCom has major advantages due to synergic technologies and a shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies.

Effective August 22, 2024, we effected a 1-for-20 reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares. As a result of the Reverse Split, every 20 shares of our pre-split issued and outstanding ordinary shares automatically converted into one post-split ordinary share, NIS 50 par value per share (the “ordinary shares”), with a corresponding reduction of the number of ordinary shares that we are authorized to issue. As a result of the Reverse Split, all of our options, warrants and convertible securities outstanding immediately prior to the Reverse Split were adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable and the convertible securities are convertible by 20 and multiplying the exercise price or the conversion price thereof by twenty, all in accordance with the terms of the plans, agreements or arrangements governing such securities.

Accordingly, all ordinary share and per share data, par value and exercise price data for applicable ordinary share equivalents included in these interim consolidated financial statements of our Company and our subsidiaries as of June 30, 2025 and 2024 and in our Management's Discussion and Analysis of Results Operations included in this Report on Form 6-K have been retroactively adjusted to give effect to the Reverse Split, unless otherwise indicated.

NOTE 1:  GENERAL (Cont.)

b.
Liquidity Analysis

The Company has experienced significant cash outflows from cash used in operating activities over the past 3 years. As of six months ended June 30, 2025, the Company had an accumulated deficit of $100,967 and net cash used in operating activities of $2,176, compared to $950 for six months ended June 30, 2024.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2025, the Company had cash, cash equivalent, and restricted cash of $15,420 and positive working capital of $40,791.

Additionally, the Company secured financing of $20 million during 2018, of which $6 million remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes aggregate gross proceeds of $12,000 of subordinated debt.

On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 156,500 of its ordinary shares, and 220,079 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00020 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 282,434 or ordinary shares at an exercise price of $14.00 per share.

On July 27, 2022, the Company raised $1.74 million in a cash exercise of Company’s private warrants, as amended, of 282,434 of its ordinary shares at exercise price of $6.16, and concurrent private placement to the accredited institutional investor of the Company’s private warrants to purchase an aggregate of 282,434 or ordinary shares at an exercise price of $6.4 per share.

On March 31, 2023, the Company raised $2.4 million in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 24,250 of its ordinary shares, and 51,631 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 75,881 of its ordinary shares at an exercise price of $33.2 per share.

On August 3, 2023, the Company raised $2.75 million in a registered offering with a single accredited institutional investor through the sale of an aggregate of 33,050 of its ordinary shares, and 128,715 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent issuance to such Purchaser of the Company’s warrants to purchase an aggregate of 161,765 of its ordinary shares at an exercise price of $17 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload  with a single accredited institutional investor through warrant exercise of 54,050 warrant to ordinary shares, and warrant exercise of 183,596 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent warrant reload  to such Purchaser of the Company’s private warrants to purchase an aggregate of 475,291 of its ordinary shares at an exercise price of $10 per share.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,695 of its ordinary shares, and 262,114 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 405,808 of its ordinary shares at an exercise price of $7.60 per share

On January 31, 2025, the Company raised approximately $6.0 million in gross proceeds in a registered direct offering with two institutional investors through the sale of an aggregate of 545,454 of its ordinary shares.

On February 19, 2025, the Company raised approximately $8.2 million in gross proceeds as a result of the exercise of previously issued Company warrants by a single institutional investor through the exercise of warrants to purchase an aggregate of 931,099 of the Company’s ordinary shares, and as a result of such exercise, the issuance to such institutional investor of the Company’s new warrants to purchase an aggregate of 698,324 of its ordinary shares at an exercise price of $13.5 per share.

To date, the Company has used the proceeds from the secured financing, subordinated debt, and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes, and (iii) for working capital needs for multiple new government customer contracts with significant positive cash flow.

The Company believes that based on the above-mentioned secured financings, management’s plans, significant cost savings, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

NOTE 1:  GENERAL (Cont.)

c.
Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC ("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 had an aggregate principal of $10,000, and the Incremental Term Loan provided for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments..

On January 22, 2025,  the Company entered into a Waiver and Fourth Amendment to Credit Agreement with affiliates of the Company’s senior lender Fortress Investment Group LLC, the Company’s wholly owned subsidiary, and certain other subsidiaries of the Company as guarantors, to amend the Credit Agreement. Pursuant to the Amendment, among other things, the parties agreed:  (i) for $4,374 of the outstanding amount of the term loans made under the Credit Agreement  to be exchanged into an aggregate of 100,000 of the Company’s ordinary at a price per share of $43.74, such that the outstanding amount was $14,000 after giving effect to the Amendment, and  (ii) to extend the maturity date of the loans made by the senior lender to the Company to December 31, 2028 and to push back any Loan monthly interest and principal payments, such that they all shall be paid at maturity.

As of June 30, 2025 the outstanding balance of the Credit Facility was $14,437.

In 2021, the Company secured through the issuance of subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued to a certain institutional investor in February 2021 and June 2021, two-year unsecured, subordinated promissory notes in the amounts of $7,000 and $5,000, respectively, both with similar structures and terms. Given the subordination agreement between the senior secured loan investor, the subordinated debt investor and the Company, the subordinated investor may request that the balance of the subordinated debt be paid only after the senior secured Fortress debt is paid in full. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months for the first 24 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

During 2025, 2024, 2023, 2022 and 2021, the Company converted $3,374, $5,535, $500, $211 and $7,601, respectively, of the remaining principal and accrued interest of the Company’s outstanding subordinated notes into the Company’s ordinary shares.

As of June 30, 2025, the outstanding principal, including accrued interest, of these outstanding subordinated notes of the Company was $8,230.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:  UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company as of June 30, 2025 and for the six months then ended have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2024.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made, and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2024, and the accompanying notes. There have been no changes in the significant accounting policies from those disclosed in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 28, 2025.

NOTE 3: INVENTORIES, NET
	June 30, 2025	December 31, 2024
	$	$
Raw materials, parts and supplies	1,298	1,225
Finished products	1,336	1,296

	2,634	2,521

As of June 30, 2025 and December 31, 2024, inventory is presented net of write-offs for slow inventory in the amount of approximately $2,532 and $2,532, respectively.

NOTE 4: OTHER INTANGIBLE ASSETS, NET

	June 30, 2025	December 31, 2024
	$	$
Customer relationship & Other	227	266
IP & Technology	1,238	1,414
Capitalized software development costs	4,222	3,958

	5,687	5,638

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES – LITIGATION

We are party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.